Ref:AM:PVK:2809:2007

Date:- 2nd March, 2007

Securities and Exchange [redacted]
Attn [redacted] ce
Divis
100 F
Wash
Unite.
07021604

Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

SUPPL

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:- Issue of Preferential Shares/Warrants.

Please note that pursuant to the provisions of Section 81 (1A) and all other applicable provisions of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof, for the time being in force) and pursuant to the provisions of Chapter XIII of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines 2000 (SEBI (DIP) Guidelines), the Board has approved in their Meeting held on today, the issue of Preferential Shares /Warrants to the Promoters/Promoter Group, subject to shareholders approval, as per the following details:-

1. Issue upto 67,500,000 Equity Shares of Re. 1/- each amounting to not to exceed Rs. 12000 million.
2. Issue of 80,000,000 Warrants, entitling the holder of warrant to apply for and obtain allotment of one Equity Share against one warrant amounting to not to exceed Rs. 14000 million .

The Board has also approved calling the Extra Ordinary General Meeting for the approval of the aforesaid Preferential allotment on Wednesday, the 28th March, 2007.

The relevant date for the purpose of determining the price for the Preferential Issue of the Equity Shares and Warrants as aforesaid would be 30 days prior to the date of Extra Ordinary General Meeting to be held on 28/3/2007 under the Chapter XIII of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines 2000 (SEBI (DIP) Guidelines).

This is for your information.

Thanking you,

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

Yours faithfully,
For Hindalco Industries Ltd

Anil Malik
General Manager & Company Secretary

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 030. • Tel.: 6662 6666 • Fax : 2422 7586 / 2436 2516

Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 6691 7000 • Fax : 6691 7050 / 7070

Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107 / 427

HINDALCO BOARD APPROVES
ISSUE OF PREFERENTIAL SHARES/WARRANTS

Pursuant to the provisions of Section 81 (1A) and all other applicable provisions of the Companies Act, 1956 (including any statutory modification(s) or re-enactment thereof, for the time being in force) and pursuant to the provisions of Chapter XIII of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines 2000 (SEBI [DIP] Guidelines), the Board of Directors of Hindalco has approved in their Meeting held today, the issue of Preferential Shares/Warrants to the Promoters/Promoter Group, subject to shareholders approval, as given :

1. Issue upto 67,500,000 Equity Shares of Re.1/- each amounting to not to exceed Rs.12,000 million.
2. Issue of 80,000,000 Warrants, entitling the holder of warrant to apply for and obtain allotment of one Equity share against one warrant amounting to not to exceed Rs.14,000 million.

The Board has also approved the calling of an Extra Ordinary General Meeting for the approval of the Preferential allotment on Wednesday, the 28th of March, 2007.

The relevant date for the purpose of determining the price for the Preferential Issue of the Equity Shares and Warrants would be 30 days prior to the date of the Extra Ordinary General Meeting to be held on 28th March 2007 under Chapter XIII of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines 2000 (SEBI [DIP] Guidelines).

March 2, 2007

Corporate Communications,
Aditya Birla Management Corporation Limited
Aditya Birla Centre, S.K. Ahire Marg
Worli, MUMBAI 400 030
Tel.: +91-22-66525160 / 9821024395; Fax: +91-22-66525742

END